April 12, 2006

Mayer, Brown, Rowe & Maw LLP

700 Louisiana Street

Suite 3600

Houston, Texas 77002-2730

Main Tel (713) 221-1651

Main Fax (713) 224-6410

www.mayerbrownrowe.com

Elefteris Velesiotis

Direct Tel (713) 547-9653

Direct Fax (713) 632-1846

evelesiotis@mayerbrownrowe.com

Via email and EDGAR

Mr. Jeffrey Werbitt, Esquire

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:   Dynegy Inc.

Amended Schedule TO-I

Filed on April 5, 2006

File No. 005-46541

Registration Statement on Amended Form S-4

Filed on April 5, 2006

File No. 333-132454

Dear Mr. Werbitt:

On behalf of Dynegy Inc., the following are our responses to your comment letter dated April 10, 2006. Set forth below are your comments numbered 1 and 2, and responses to the comments.

The Company is simultaneously filing via EDGAR an Amendment No. 2 to the above-referenced Amended Form S-4 to reflect the changes described below. We have enclosed a black-lined version of such Amendment No. 2, marked to reflect the changes made to such amended Form S-4 filed with the SEC on April 5, 2006. The Company is also simultaneously filing via EDGAR an Amendment No. 4 to the above-referenced Amended Schedule TO-I.

Registration Statement on Amended Form S-4

Conditions to the Offer and Consent Solicitation, page 43

1.

We reissue prior comment 1. You continue to disclose Dynegy may delay the acceptance for conversion and payment of Offer Consideration if any of the listed conditions have occurred. However, it is unclear under what circumstances Dynegy could delay the acceptance for conversion and payment of Offer Consideration. In this regard, other than those conditions dependent upon the

Mr. Jeffrey Werbitt

Securities and Exchange Commission

April 12, 2006

receipt of government approvals, all conditions must be satisfied or waived prior to expiration of the Offer. Please revise your prospectus accordingly.

We have revised the prospectus on page 44 to state that all conditions to the Offer, other than those relating to governmental approvals, must be satisfied or waived prior to the expiration of the Offer.

Material United States Federal Income Tax Consequences, page 59

2.	We direct you to the disclosure that the Debentures have been treated and will continue to be treated as indebtedness for U.S. federal income tax purposes and that it is possible that the IRS could contend that Debentures should be treated as an equity interest in the company. Please disclose when Dynegy made the determination that the Debentures should be treated as indebtedness rather than an equity interest in the company and the basis for its treatment as such. Also, in light of the fact that the IRS could contend that the Debentures should be treated as an equity interest in Dynegy, revise to discuss the degree of uncertainty in Dynegy’s treatment of the Debentures as indebtedness.

In response to your comment, we have revised the disclosure on page 59.

The Company shall mail or otherwise deliver printed copies of a revised prospectus to Debenture holders.

Please do not hesitate to call me at (713) 547-9653 or Robert F. Gray at (713) 546-0522 with any questions regarding the foregoing.

Sincerely,

/s/ Elefteris Velesiotis

Elefteris Velesiotis

cc:	J. Kevin Blodgett, Esquire
Dynegy Inc. 1000 Louisiana, Suite 5800 Houston, Texas 77002

Heidi D. Lewis, Esquire Dynegy Inc. 1000 Louisiana, Suite 1000 Houston, Texas 77002

Mr. Jeffrey Werbitt

Securities and Exchange Commission

April 12, 2006

Robert F. Gray, Jr., Esquire Mayer, Brown, Rowe & Maw LLP 700 Louisiana Street, Suite 3600 Houston, Texas 77002

Andrew J. Pitts, Esquire Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019